Annex B

Navigant Consulting, Inc.

30 South Wacker Drive, Suite 3100

Chicago, IL 60606

Telephone 312.583.5700

June 18, 2008

Board of Directors

CareGuide, Inc.

4401 NW 124th Avenue

Coral Springs, FL 33065

Gentlemen:

We understand that CareGuide, Inc. (“CareGuide” or the “Company”) is proposing to implement a transaction in which it will undertake a 1-for-100,000 reverse stock split of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for all shareholders with less than 100,000 shares, and make a cash payment to public shareholders who, on completion of the reverse stock split, will hold fractional shares of the Common Stock (the “Fractional Shareholders”). It is our understanding that fractional shares held by the Fractional Shareholders following the reverse stock split will be cashed-out at a price of $14,000 per share on a post-reverse split basis, or 14 cents per share on a pre-split basis (the “Transaction”). On completion of the Transaction (as defined below), the Fractional Shareholders will no longer have an interest in CareGuide and the Company will cease to be a reporting company. A group of investors (the “Purchasing Group”) primarily comprised of entities affiliated with members of the Company’s Board of Directors will finance the Transaction by investing in the Company and will own the Company following completion of the Transaction.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid to the Fractional Shareholders in the Transaction.

As part of our analysis for this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We also took into account our experience in connection with similar transactions. Among other things, we have:

1.

Reviewed the letter agreement (including the attached term sheet) dated April 16, 2008 by the members of the Purchasing Group and addressed to the Company related to the Transaction (the “April 2008 Letter Agreement”) as well as a June 3, 2008 letter from Dr. Michael Barber, a member of the Special Committee of the Board of Directors (the “Barber Letter”), outlining the going private transaction proposal;

Board of Directors

CareGuide, Inc.

2.

Reviewed the Company’s financial statements, in the form provided to Navigant by CareGuide management, for the fiscal years ended December 31, 2006 and December 31, 2007, and for the three-month periods ended March 31, 2007 and March 31, 2008;

3.

Reviewed the Company’s publicly available SEC filings, including its annual reports for the periods ended December 31, 2006 and 2007, which include audited financial statements for the fiscal years 2006 and 2007 as well as quarterly financial reports for fiscal 2006 and 2007;

4.	Reviewed minutes of the Company’s board of directors for the previous two years;
5.

Reviewed a marketing presentation dated April 2008 prepared by Company management highlighting the Company’s business, ownership, leadership, repositioning strategy, industry trends, competitors, product/service offerings, key customers, and financial information;

6.	Visited the Company’s headquarters in Coral Springs, Florida;
7.

Met with certain members of the Company’s senior and operating management to discuss the Company’s operations, repositioning strategy, key customers, historical/prospective financial results, future prospects (including risk factors), net operating loss (“NOL”) carryforwards, potential merger/acquisition candidates, and the rationale for the Transaction;

8.

Reviewed publicly available financial data, stock market performance data, and market multiples of companies in the healthcare services, managed health, and healthcare technology sectors for comparative purposes;

9.	Reviewed recent, arms-length transactions involving similar companies;
10.	Reviewed the stock price history and reported events of the Company; and
11.	Conducted such other studies, analyses and inquiries as we deemed appropriate.

In rendering our Opinion, we have assumed the accuracy and completeness of all of the information that has been supplied to us with respect to CareGuide, its business and its industry. With respect to the financial forecast information furnished to or discussed with us by CareGuide, we have assumed that such information has been reasonably prepared and that it reflects the best currently available estimates and judgment of CareGuide’s management as to the expected future financial performance of CareGuide. For purposes of this Opinion, it has been represented to us that CareGuide has not consummated and does not contemplate any material transaction other than the Transaction and those activities undertaken in the ordinary course of business. We do not assume any responsibility for any independent verification of any information provided to us, and have further relied upon the assurance of management of CareGuide that it is not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our analysis.

We have not made any physical inspection of any of the properties or assets of CareGuide, nor have we performed or obtained any independent appraisal of the properties or assets. Further, we have not evaluated the solvency or fair value of CareGuide under any domestic or international laws relating to bankruptcy, insolvency, or similar matters. In rendering our Opinion, we have assumed the following: (i) that the Transaction will occur consistent with the Barber Letter at a price of $14,000 per post-split share or 14 cents per pre-split share for all shareholders that hold less than 100,000 shares of common stock; (ii) that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable foreign, federal and state securities rules and regulations; (iii) that all requirements for the reverse stock split and

Board of Directors

CareGuide, Inc.

payments to the Fractional Shareholders have been met; and, (iv) that in all material respects the Transaction has been structured subject to (i) through (iii) above.

Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Accordingly, although subsequent developments may affect the conclusions expressed in this Opinion, we do not assume any obligation to update, review or reaffirm our opinion.

This Opinion only addresses the matters specifically addressed hereby. Without limiting the foregoing, this Opinion does not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of CareGuide or any other party to proceed with or effect the Transaction; (iii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion including, without limitation, the fairness of any compensation to any of the Company’s officers, directors or employees, or any group of such persons, relative to the consideration to be received by the shareholders of the Company; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for CareGuide or the effect of any other transaction in which CareGuide might engage; (v) any matters related to the risks associated with being involved in the health care business, including but not limited to changes in federal, state or local law, ordinance or regulation, changes in technology or competitive climate; or, (vi) the tax or legal consequences of the Transaction to either CareGuide, its shareholders or any other party or (vii) the actual value which may be received in connection with the Transaction.

It is understood that this Opinion is intended for the benefit and use of the Board of Directors of the Company in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to shareholders of the Company and related registration statement filing in connection with the Transaction, provided that Navigant Consulting has the right to review and approve the framework in which this document is used or referenced.

We have acted as a financial advisor to the Board of Directors of CareGuide and will receive a fee from CareGuide for this Opinion, no portion of which is contingent upon the consummation of the Transaction or the conclusions reached in this Opinion. In addition, CareGuide has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

Navigant Consulting and its affiliates have not previously been engaged by CareGuide or any other party to the Transaction. Navigant and its affiliates may seek to provide CareGuide and its respective affiliates with certain investment banking, consulting or other services unrelated to the Transaction in the future.

This Opinion has been approved by the Fairness Opinion Committee of Navigant Consulting. The Opinion does not constitute a recommendation to the Board or any shareholders of CareGuide regarding the proposed Transaction. Furthermore, this Opinion should not be construed as creating any fiduciary duty on the part of Navigant Consulting to any such party. Our Opinion is delivered to the recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our retainer agreement, and subject to the understanding that the obligations of Navigant Consulting in

Board of Directors

CareGuide, Inc.

connection with this Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Navigant Consulting shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Board of Directors

CareGuide, Inc.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that the consideration to be paid by CareGuide to the Fractional Shareholders in connection with the Transaction is fair from a financial point of view to the Fractional Shareholders.

NAVIGANT CONSULTNG, INC.